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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A
                                 (RULE 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                                (AMENDMENT NO. 2)


                        ASSOCIATED MATERIALS INCORPORATED
                                (Name of Issuer)




                    COMMON STOCK, PAR VALUE $.0025 PER SHARE
                         (Title of Class of Securities)


                                   045709 10 2
                                 (CUSIP Number)


                                DECEMBER 31, 2001
             (Date of Event Which Requires Filing of this Statement)



                 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [ ] Rule 13d-1(b)
               [X] Rule 13d-1(c)
               [ ] Rule 13d-1(d)


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========================                               =========================
 CUSIP NO.  045709 10 2               13G               PAGE 2 OF 5 PAGES
================================================================================
   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     ROBERT L. WINSPEAR
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA

--------------------------------------------------------------------------------
                                                5     SOLE VOTING POWER
                 NUMBER OF
                   SHARES                                386,192
                BENEFICIALLY
                  OWNED BY
                    EACH
                  REPORTING
                   PERSON
                    WITH
                                              ----------------------------------
                                                6     SHARED VOTING POWER

                                                         -0-
                                              ----------------------------------
                                                7     SOLE DISPOSITIVE POWER

                                                         36,000
                                              ----------------------------------
                                                8     SHARED DISPOSITIVE POWER

                                                         -0-
--------------------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            386,192
--------------------------------------------------------------------------------
 10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
 11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             5.7%
--------------------------------------------------------------------------------
 12       TYPE OF REPORTING PERSON*

             IN
================================================================================
         *SEE INSTRUCTIONS BEFORE FILLING OUT


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ITEM 1(a).        NAME OF ISSUER:

                  Associated Materials Incorporated

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  2200 Ross Avenue, Suite 4100 East
                  Dallas, Texas 75201

ITEM 2(a).        NAME OF PERSON FILING:

                  Robert L. Winspear

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  2200 Ross Avenue, Suite 4100 East
                  Dallas, Texas 75201

ITEM 2(c).        CITIZENSHIP:

                  Canada

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.0025 per share

ITEM 2(e).        CUSIP NUMBER:

                  045709 10 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.


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ITEM 4.           OWNERSHIP:

                  The Winspear Family Limited Partnership ("WFLP") holds 2,911,165 shares of common stock, par value $.0025 per share ("AMI Common Stock"), of Associated Materials Incorporated ("AMI"). The partnership agreement governing the WFLP provides that the partners of the WFLP have pass-through voting rights with respect to the shares of AMI Common Stock held by the WFLP. Robert L. Winspear is a limited partner of WFLP and in that capacity has the power to vote 252,182 shares of AMI Common Stock. Winspear Family Investments Ltd. ("WFI") beneficially owns 100,000 shares of Common Stock of AMI. The partnership agreement governing the WFI provides that the partners of WFI have pass-through voting rights with respect to the shares of AMI Common Stock held by the WFI. The Winspear Grandchildren's Trust (the "Winspear Trust") is a limited partner of WFI. Robert L. Winspear is the sole trustee of the Winspear Trust and in that capacity has the power to vote 98,010 shares of AMI Common Stock. In addition to the shares of AMI Common Stock held by the Winspear Trust, Mr. Winspear holds options to purchase 40,000 shares of AMI Common Stock, of which options to purchase 36,000 shares of AMI Common Stock are either presently exercisable or exercisable within 60 days of the date of this Schedule 13G. As a result of these exercisable options, Mr. Winspear is deemed to beneficially own 36,000 shares of AMI Common Stock.

                  (a)      Amount beneficially owned:  386,192

                  (b)      Percent of Class:  5.7%

                  (c)      Number of Shares as to which such persons have:

                           (i)      Sole power to vote or direct the vote:
                                    386,192

                           (ii)     Shared power to vote or direct the vote: -0-

                           (iii) Sole power to dispose or to direct the disposition of: 36,000

                           (iv) Shared power to dispose or to direct the disposition of: -0-

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 7, 2002                  /s/ Robert L. Winspear
                                          --------------------------------------
                                          Robert L.Winspear


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